UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       ----------------
                             WASHINGTON, D.C. 20549             SEC FILE NUMBER
                                                                     1-14164
                                   FORM 12b-25                  ----------------
                                                                ----------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                    435569108
                                                                ----------------

(Check One):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] Form N-CSR

         For Period Ended:         DECEMBER 31, 2005
                          --------------------------------------

                  [_]      Transition Report on Form 10-K

                  [_]      Transition Report on Form 20-F

                  [_]      Transition Report on Form 11-K

                  [_]      Transition Report on Form 10-Q

                  [_]      Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION


Hollinger International Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


712 Fifth Avenue
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


New York, New York  10019
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The annual report on Form 10-K (the "Form 10-K") of Hollinger International Inc. (the "Company") for the year ended December 31, 2005 could not be filed within the prescribed time period for the following reasons:

     o Due to the timing of the filing of the Company's annual report for the year ended December 31, 2004, which was filed on November 3, 2005, the Company has not yet completed its assessment of the Company's internal control over financial reporting as of December 31, 2005; and

     o The Company has not yet finalized the tax provision associated with the sales of assets comprising a portion of the Company's Canadian newspaper operations, in particular with respect to the allocation of the provision between continuing operations and discontinued operations. See item IV (3) (vi) below.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

--------------------------------------------------------------------------------
      James R. Van Horn                212                 586-5666
      -----------------             ---------          ----------------
          (Name)                   (Area Code)        (Telephone Number)
--------------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                  [X]  Yes     [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X]  Yes     [_]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations as reflected in its earnings statements for 2005 are expected to be significantly different from 2004 as a result of, among other things, the issues noted below. Any expected results noted for 2005 are not final and are subject to revision prior to the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

         (i) In 2004, the Company completed the sale of its operations in the United Kingdom, including The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk and The Spectator and Apollo magazines (the "Telegraph Group") and the Palestine Post Limited, publisher of The Jerusalem Post and related publications. The Company reported earnings from discontinued operations (net of income taxes) of $398.6 million in 2004, which will not reoccur in 2005.

         (ii) Using a portion of the proceeds from the sale of the Telegraph Group, the Company repaid a significant portion of its long-term debt in 2004 including all outstanding amounts under its Senior Credit Facility and substantially all of the outstanding principal amount of the 9% Senior Notes due 2010 issued by its wholly-owned subsidiary, Hollinger International Publishing Inc. As a result, the Company recognized a loss on extinguishment of debt in 2004 of $60.4 million, which it will not incur in 2005, and expects that interest expense from continuing operations will be approximately $18.1 million lower in 2005 than in 2004.

         (iii) In November 2004, the special purpose trust to which the Company had sold participation interests of $490.5 million in exchange for Cdn.$756.8 million of 12 1/8% debentures due November 15, 2010, (issued by CanWest in partial consideration for assets acquired by CanWest in 2000), was unwound. In addition, CanWest acquired from the Company the remaining CanWest 12 1/8% debentures held by the Company and not subject to the special purpose trust. Consequently, there will be no foreign exchange loss in 2005 related to the participation interests, which in 2004 amounted to a loss of approximately $22.7 million within results from continuing operations.

         (iv) On December 16, 2004, from the proceeds of the sale of the Telegraph Group, the Board of Directors declared a special dividend of $2.50 per share for the Company's Class A and Class B Common Stock to holders of record of such shares on January 3, 2005, and paid an aggregate amount of approximately $226.7 million on January 18, 2005. On January 27, 2005, the Board of Directors declared a second special dividend of $3.00 per share for the Company's Class A and Class B Common Stock to holders of record of such shares on February 14, 2005, and paid an aggregate amount of approximately $272.0 million on March 1, 2005. In addition, the Company paid approximately $180.0 million in March 2005 in estimated U.S. Federal income taxes. These payments resulted in a significant decrease in cash and short-term investments compared to those balances reflected in the Company's consolidated balance sheet at December 31, 2004.

         (v) In 2004, the Company entered into an agreement to sell its 50% interest in the joint venture for the development of the property on which a portion of the Chicago Sun-Times operations was then situated. Under the terms of the agreement, the Company received $70.7 million, net of closing costs and adjustments. As a result, the Company recognized a gain before taxes of approximately $44.2 million for the year ended December 31, 2004, which will not reoccur in 2005.

         (vi) On December 19, 2005, the Company announced that its subsidiary, Hollinger Canadian Publishing Holdings Co. ("HCPH Co."), entered into agreements to sell its 70% interest in Great West Newspaper Group Ltd. and its 50% interest in Fundata Canada Inc. ("Fundata") for approximately $40.5 million. The transaction closed on December 30, 2005. On February 6, 2006, the Company completed the sale of substantially all of its remaining Canadian operating assets, for an aggregate purchase price of $106.1 million of which $17.5 million has been placed in escrow in respect of arbitration with CanWest. The Company will reflect the Canadian operating assets sold on December 19, 2005 and February 6, 2006, representing substantially all of the remaining Canadian newspaper assets, or the "Canadian Newspaper Group", as discontinued operations. The Company will revise the prior year financial statements to reflect these operations as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The remaining administrative activities, assets and liabilities, largely related to pension, post-employment and post-retirement plans, will be reflected in continuing operations under the "Canadian Administrative Group" segment.

         (vii) As reported in the Company's January, 19, 2006 press release, the Sun-Times News Group's segment operating income before depreciation and amortization and special items in 2004 was $92 million and is expected to be approximately $78 million in 2005, subject to final adjustments.

         (viii) The Company is involved in a series of disputes, investigations and legal proceedings between the Company and former executive officers, former directors of the Company and certain affiliates. The Company expects that the expenses incurred in relation to these disputes, investigations and legal proceedings in 2005 will be less than those incurred in 2004 by approximately $46.5 million. The decrease in expense in 2005 includes a recovery of approximately $30.3 million resulting from a settlement with Torys LLP.


                          Hollinger International Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      March 17, 2006                     By  /s/ James R. Van Horn
     --------------------------                  ---------------------------
                                                 Name:   James R. Van Horn
                                                 Title:  General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).